Repligen Corporation

41 Seyon Street, Building #1, Suite 100

Waltham, Massachusetts 02453

March 31, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  Jeffrey Riedler, Assistant Director

RE:	Repligen Corporation
Form 10-K for the Year Ended March 31, 2008
Filed June 13, 2008
File No. 000-14656

Dear Mr. Riedler:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated March 2, 2009 (the “Comment Letter”) to Dr. Walter C. Herlihy, Ph.D., President, Chief Executive Officer and Director of Repligen Corporation (“Repligen” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Form l0-K for year ended March 31, 2008

Item 1. Business, page 3

1.	Please file as an exhibit to the Form l0-K the supply agreement between the company and Applied Biosystems, Inc.

RESPONSE: We respectfully advise the Staff that the Company has not filed the supply agreement with Applied Biosystems, Inc. (“Applied”) because the Company does not believe that it is a material contract pursuant to Item 601(b)(10) of Regulation S-K. The supply agreement is such as ordinarily accompanies the business of the Company and does not fall into any of the subcategories contained in Item 601(b)(10)(ii). The supply agreement relates to the sale of Protein A, one of the Company’s products. The supply agreement itself does not obligate Applied to purchase any specific quantity of Protein A from the Company nor does it obligate the Company to sell any specific quantity of Protein A to Applied. Pursuant to the supply agreement, Applied periodically provides the Company with a medium term forecast (less than six months) of its need for Protein A on an informational basis, again without a requirement of either party to buy or sell Protein A. Applied also provides short term forecasts of its Protein A needs, covering a period less than three months. For the first three years of the supply agreement, Applied must buy and the Company must sell Applied 100% of such short term forecast. For the fourth year of the supply agreement, Applied must buy and the Company must sell to Applied 50% of such short term forecast. The price of such purchases is determined by a matrix set forth in the supply agreement and is based on volume. While the amount varies from year to year, Applied’s purchases of Protein A from the Company constitute less than 10% of the Company’s product revenues and less than 4% of total revenues. Therefore, the Company does not believe that the supply agreement with Applied is a material contract required to be filed as an exhibit to its Form 10-K.

2.	We note your discussion in this section of the exclusive license agreement between the company and the Massachusetts Institute of Technology on page 4. Please describe the material terms of this agreement in this section and file the agreement as an exhibit to the Form 10-K pursuant to Item 60l(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

RESPONSE: We respectfully advise the Staff that the license agreement with the Massachusetts Institute of Technology (“MIT”) dated May 4, 2004 terminated on the last to expire patents covered by such license. The last to expire patent expired in May 2005. The patents covered by the license were related to the use of DNA enhancers. Pursuant to the license, the Company was required to pay a certain percentage of any amounts received by the Company from third parties for use of the intellectual property covered by the license. For at least the last 10 years, the technology covered by the license was not relevant to the Company’s core operations. Since May 2005, the license merely acted as a requirement to pay money, if any, upon a successful outcome in the litigation described below.

Prior to the termination of the License, in May 2004, the Company and MIT sued ImClone Systems, Incorporated (“ImClone”) claiming infringement of the patents which were the subject of the license. In settlement of such claims, ImClone agreed to pay the Company and MIT $65 million of which approximately $11 million, or 17%, was paid to MIT pursuant to the terms of the license. The Company has no further obligations or other responsibilities to MIT under this license.

The Company is currently engaged in the development and sale, if approved for sale, of (i) Protein A which is used in the manufacture of monoclonal antibodies, (ii) synthetic hormones which, among other things, may assist in the diagnosis of pancreatitis and related disorders, and (iii) therapeutic product candidates for, among other things, the treatment of bipolar disorder and Friedreich’s ataxia. The Company was incorporated in 1981 and has always been focused, among other things, on the research and development of therapeutic candidates for various diseases. The Company has frequently in-licensed various technologies and inventions, including those covered by patents. The in-license of patents is one that ordinarily accompanies the business of researching and developing therapeutic product candidates as contemplated by Item 601(b)(10) of Regulation S-K and does not fall into any of the subcategories contained in Item 601(b)(10)(ii). In addition, all patent rights under the license have expired and no further payments are due under the license. Therefore, the Company does not believe the license from MIT is a material contract required to be filed as an exhibit to its Form 10-K.

3.	We note your discussion of the exclusive license agreement between the company and the University of Michigan on page 4, which agreement has been filed as a material contract and incorporated by reference to your 10-K. Please describe the material terms of the agreement in this section of the 10-K.

RESPONSE: We respectfully advise the Staff that we propose to include in the Company’s annual report on Form 10-K for the year ended March 31, 2009, the following disclosure regarding the material terms of the license agreement with the University of Michigan. All proposed changes to such disclosure compared to previously submitted disclosures in our annual report on Form 10-K for the year ended March 31, 2008 to incorporate the Staff’s recommendations are highlighted in bold italic print:

“CTLA4-Ig

CTLA4 is a key regulator of the activity of the immune system. CTLA4 “turns off” the immune system after it has successfully cleared a bacterial or viral infection by blocking the activation of T-cells, the immune cells responsible for initiating an immune response. In the 1990’s, our collaborators at the University of Michigan and the U.S. Navy demonstrated in animal models that a fusion protein consisting of fragments of CTLA4 and an antibody (“CTLA4-Ig”) could be used to treat certain autoimmune diseases. This research finding resulted in the granting of U.S. patent No. 6,685,941 (“the ‘941 Patent”) covering the treatment of certain auto-immune disorders including rheumatoid arthritis with CTLA4-Ig. The ‘941 Patent is owned by the University of Michigan and exclusively licensed to Repligen. In consideration of this exclusive license, Repligen agreed to pay the University of Michigan 15% of all royalty income received, after deducting legal expenses. CTLA4-Ig’s mechanism of action is different from the current therapies for autoimmune disease or organ transplant rejection, thus it may provide a treatment for patients who are refractory to existing therapies.

In December 2005, the FDA approved Bristol’s application to market CTLA4-Ig, under the brand name Orencia®, for treatment of rheumatoid arthritis. In January 2006, Repligen and the University of Michigan jointly filed a lawsuit against Bristol in the United States District Court for the Eastern District of Texas for patent infringement. In April 2008, Repligen and the University of Michigan entered into a settlement agreement with Bristol pursuant to which, Bristol made an initial payment of $5 million to Repligen and will pay us royalties on the U.S. net sales of Orencia® for any clinical indication at a rate of 1.8% for the first $500 million of annual sales, 2.0% for the next $500 million and 4% of annual sales in excess of $1 billion for each year from January 1, 2008 until December 31, 2013.”

4.	We note your discussion of the settlement agreement between the company and Bristol-Myers Squibb on pages 4, 6 and 55. Please file this agreement as an exhibit to the Form l0-K pursuant to Item 60l(b)(10) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Settlement and Release Agreement between the Company, the Regents of the University of Michigan and Bristol-Myers Squibb Company was executed and became effective on April 7, 2008 (the “Bristol Agreement”), after the end of our fiscal year 2008 which ended on March 31, 2008. Item 601(a)(4) of Regulation S-K requires the Company to file as exhibits to Form 10-K material contracts, pursuant to Item 601(b)(10), a material contract which is executed or becomes effective during the reporting period reflected by the Form 10-Q or Form 10-K. Since the Bristol Agreement was executed after the reporting period reflected in the Form 10-K it was not filed as an exhibit thereto. We advise the Staff that the execution of the Bristol Agreement was disclosed pursuant to Item 1.01 of a Form 8-K which was filed on April 11, 2008 and the Bristol Agreement itself was filed as Exhibit 10.1 to the Company’s Form 10-Q for the three month period ending June 30, 2008 which was filed on August 8, 2008. We further advise the Staff that we intend to incorporate by reference the Bristol Agreement as an exhibit to the Company’s Form 10-K for the year ending March 31, 2009 as required by Item 601 of Regulation S-K.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

5.	Please revise to disclose the information required by Item 201(e) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that pursuant to Instruction 7 to Item 201(e), the Company has included the performance graph required by Item 201(e) of Regulation S-K in an annual report to security holders required by Exchange Act Rule 14a-3 (the “2008 Annual Report”) that accompanied the registrant’s proxy relating to the Company’s 2008 annual meeting of security holders at which directors were to be elected. Pursuant to Rule 14a-3(b)(9), the performance graph required by Item 201(e) of Regulation S-K is required to be included in an annual report to shareholders. In lieu of providing shareholders with the Company’s Annual Report on Form 10-K in satisfaction of the requirements of Rule 14a-3, the Company delivered the 2008 Annual Report which met the conditions required therein. As required by Rule 14a-3(c), seven copies of the Company’s 2008 Annual Report were filed with the Commission. For our 2009 annual report to shareholders, we intend to include the performance graph as we did in the 2008 Annual Report.

Notes to Consolidated Financial Statements

11. Scripps Agreement, page 54

6.

You state that, pursuant to the company’s license agreement with The Scripps Research Institute, Repligen has agreed to make certain additional payments in the event it achieves specified developmental and commercial milestones. Notwithstanding that the company has been granted confidential treatment for portions of this agreement, including the amount of specific potential milestone payments, please disclose the aggregate potential milestone payments to be made under the agreement, Alternatively, please provide your analysis why these aggregate potential payments are not material.

RESPONSE: We respectfully agree with the Staff’s recommendation that further disclosure of the aggregate potential milestone payments is appropriate. In response to the Staff’s comment, we would have made the following revised disclosure as of March 31, 2008 and are planning to include equivalent disclosure in our future filings on form 10-K. We have included the first two paragraphs of the related disclosure as of March 31, 2008 below for reference. All proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print:

“11. Scripps Agreements

License Agreement

On April 6, 2007 (“the Effective Date”), the Company entered into an exclusive worldwide commercial license agreement (“License Agreement”) with The Scripps Research Institute (“Scripps”). Pursuant to the License Agreement, the Company obtained a license to use, commercialize and sublicense certain patented technology and improvements thereon, owned or licensed by Scripps, relating to compounds which may have utility in treating Friedreich’s Ataxia, an inherited neurodegenerative disease. Research in tissues derived from patients, as well as in mice, indicates that the licensed compounds increase production of the protein frataxin, which suggests potential utility of these compounds in slowing or stopping progression of the disease. There are currently no approved treatments for Friedreich’s ataxia.

Pursuant to the License Agreement, the Company agreed to pay Scripps an initial license fee of $300,000, certain royalty and sublicense fees and, in the event the Company achieves specified developmental and commercial milestones, certain additional milestone payments. Total future milestone payments, were all milestones to be achieved, would be approximately $4.3 million. In addition, the Company issued Scripps and certain of its designees 87,464 shares of the Company’s common stock (the “Shares”) representing $300,000 as of the Effective Date. The Company recorded the initial license payment and the value of the shares issued as research and development costs in the Company’s statement of operations in fiscal 2008.”

Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

7.

We note your statements on page 18 that the Compensation Committee set total executive officer compensation in fiscal 2008 based on the Radford Biotechnology Survey. Please revise your discussion to identify the companies from the survey that were reviewed by the Compensation Committee and used as a basis for the salaries paid to Repligen’s executive officers. If the companies are too numerous to list, please disclose the criteria for including these companies in the Survey.

RESPONSE: We respectfully agree with the Staff’s recommendation that further identification of the criteria used for inclusion in the Radford Biotechnology Survey is appropriate. In response to the Staff’s comment, we would have revised our Definitive Proxy Statement and are planning to include equivalent disclosure in future filings as appropriate. We have included the first two paragraphs of the related disclosure as of March 31, 2008 below for reference. All proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print:

“Executive Compensation

Base Salary. Each executive officer (except the Chief Executive Officer whose performance is reviewed by the Compensation Committee) has an annual performance review with the Chief Executive Officer, who makes recommendations on salary increases, promotions and equity grants to the Compensation Committee. The recommended salary increases are based on the executive officer’s qualifications, performance, experience, responsibilities and the average salary increases expected in the biopharmaceutical and biotechnology industries based on information contained in the Radford Biotechnology Survey (“the Radford Survey”), a publicly available compensation data subscription service. The Radford Survey for our peer group included both publicly traded and privately held companies operating primarily in the biotechnology and other life science industries with 50 to 149 employees. This peer group included approximately 175 national and regional companies ranging from research and development stage companies on upward. For fiscal year 2008, the Company increased base salaries for Drs. Herlihy, Rusche and Witt and Mr. Muehl by 3.0%, 3.1%, 3.1% and 3.0%, respectively. Mr. Kelly joined the Company on March 31, 2008 and therefore did not have an increase in base salary. The Company believes that the base salaries paid to the executive officers during fiscal year 2008 achieved its compensation objectives and compared favorably to its peer group.”

Annual Cash Incentive Compensation, page 19

8.	We note your discussion concerning the performance criteria considered by the Compensation Committee in making its awards for fiscal year 2008, which was comprised of company and individual objectives.

(a)

With respect to company performance objectives, your disclosure is too general. Please disclose the specific targets against which company performance was measured. Please note that disclosure of these specific targets is warranted unless the company believes that competitive harm would result from such disclosure, in which case it may omit disclosure of the specific targets as long as it complies with Instruction 4 to 402(b). In accordance with that instruction, please supplementally explain to us your basis for keeping the individual performance target information confidential. Please explain why, based upon your specific facts and circumstances, publicly releasing this information will cause Repligen competitive harm; and

(b)	With respect to individual executive performance, to the extent that the performance criteria you have listed was subject to quantification for purposes of the Compensation Committee’s performance evaluation, please provide the metrics used. If not, please explain how the Compensation Committee determined the percentage of completion of individual results, as described on pages 21 and 22.

RESPONSE: We respectfully advise the Staff that in response to both (a) and (b) above, the Company does employ a calculation to determine and subsequently measure performance against various company and individual performance targets. The complete disclosure of these targets and the detailed metrics of the calculation would provide our current and potential competitors, customers partners and suppliers with significant insight into the strategic goals of the company, disclosure of which would represent, in our opinion, a competitive disadvantage to the company.

We do, however, agree with the general principal that additional disclosure for the investor would be beneficial and would have revised and are planning on providing similar disclosure in future filings as indicated below. For reference, we would have updated our disclosure beginning at the bottom of page 21, which has been presented below. All proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print:

“Achievement of objectives and cash incentive determination:

The portion of cash incentive tied to corporate results is determined based on evaluation of the percentage completion of the established corporate objectives determined at the beginning of the fiscal year. The objectives are designed to be difficult to achieve 100% completion. These objectives include financial performance objectives (30% of total), product development objectives (30% of total), intellectual property objectives (20% of total) and business and organizational development objectives (20% of total).

Financial performance objectives, which comprise 30% of the overall corporate objectives included certain revenue, net income and end of year cash targets. Actual reported results included product revenue of $18.6 million, net income of $37.1m after recognition of a $40.2 million net gain from litigation settlement, and end of year cash and investments of $60.6 million. Overall performance resulted in the achievement of most of the defined financial performance objectives.

Product development objectives included certain clinical trial milestones including the initiation of the Phase 3 clinical trial for RG1068, and the conclusion of the phase 2 clinical trial for RG2417. In addition, various objectives were established including assessing the suitability of our existing clinical candidate of HDAC inhibitors for Friedreich’s ataxia and advancing the development of certain product attributes and market development objectives for our Protein A business. The Company performed well in the advancement of these product development objectives, but did not fully meet the initial high targets set.

Intellectual property objectives centered on maximizing the value of our intellectual property portfolio, particularly as it related to the ongoing litigation with both Imclone and Bristol-Myers Squibb. Imclone litigation was completed during the year and Bristol-Myers Squibb litigation concluded just after year end. While the Company was pleased with the results of these activities, we did not fully meet our stretch objectives.

Business and organizational development objectives included a number of objectives designed to strengthen the overall foundation of the company, including refinement of the Company’s strategic plan, the hiring of several key management and board positions, and other such initiatives. The Company achieved most of the targets, however, based on the assessment of remaining work still to be completed as of year end, the Company did not fully achieve these targets.

Individual objectives are aligned with the company performance objectives noted above as appropriate for the given function.

The Chief Executive Officer determined and the compensation committee agreed that the aggregate percentage completion of the objectives for financial performance, product development, intellectual property and business and organizational development was 86.3%. The corporate portion of cash incentive for all officers was paid calculated at this level of achievement.”

Equity Compensation Plan Information, page 35

9.	Please revise the equity compensation plan table to reflect information as of March 31, 2008, the end of the most recently completed fiscal year, rather than as of December 31, 2007, pursuant to Item 201(d) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the equity compensation plan table incorrectly refers to information contained therein for the year ended December 31, 2007 instead of March 31, 2008 as you note. The information, however, is for the year ended March 31, 2008. Therefore, the information included therein is correct and the date reference is inadvertently incorrect. We further advise that with respect to the Company’s definitive proxy statement for the annual meeting of shareholders to be held in September 2009, the information contained in the equity plan compensation table, and the description thereof, will be for the year ended March 31, 2009.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 250-0111.

Sincerely,

/s/ William J. Kelly
William J. Kelly
Chief Financial Officer